Exhibit (h)(3)

SCHEDULE A

PROSHARES TRUST EXPENSE LIMITATION AGREEMENT

Period:

October 1, 2014 – September 30, 2015

Fund Name	Expense Limit
ProShares High Yield–Interest Rate Hedged	0.50%

PROSHARE ADVISORS LLC, a Maryland limited liability company		PROSHARES TRUST, a Delaware statutory trust

By:	/s/ Michael L. Sapir	By:	/s/ Todd B. Johnson
	Michael L. Sapir Chairman and Chief Executive Officer		Todd B. Johnson President